UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-65554-03

CIT HOME EQUITY LOAN TRUST 2002-1

(Exact name of registrant as specified in its charter)

c/o The CIT Group/Consumer Finance, Inc.

1 CIT Drive

Livingston, New Jersey 07039

(973) 740-5000

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

CIT HOME EQUITY LOAN TRUST 2002-1

$109,320,000	Class AF-1A	Asset-Backed Certificates
$ 98,310,000	Class AF-1B	Asset-Backed Certificates
$ 67,730,000	Class AF-2	Asset-Backed Certificates
$ 68,590,000	Class AF-3	Asset-Backed Certificates
$ 50,190,000	Class AF-4	Asset-Backed Certificates
$ 31,210,000	Class AF-5	Asset-Backed Certificates
$ 47,260,000	Class AF-6	Asset-Backed Certificates
$225,000,000	Class AF-7	Asset-Backed Certificates
$ 35,670,000	Class MF-1	Asset-Backed Certificates
$ 33,690,000	Class MF-2	Asset-Backed Certificates
$ 25,760,000	Class BF	Asset-Backed Certificates
$172,030,000	Class AV	Asset-Backed Certificates
$ 13,470,000	Class MV-1	Asset-Backed Certificates
$ 10,880,000	Class MV-2	Asset-Backed Certificates
$ 10,890,000	Class BV	Asset-Backed Certificates

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of December 31, 2004: 68

Pursuant to the requirements of the Securities Exchange Act of 1934, CIT HOME EQUITY LOAN TRUST 2002-1 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 28, 2005	By:	CIT HOME EQUITY TRUST 2002-1
The CIT Group/Consumer Finance, Inc.,

Master Servicer

By:	/s/ Usama Ashraf
Name:	Usama Ashraf
Title:	Vice President